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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18414

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Van Clemens & Co., Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Second Avenue South, Suite 1500

(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Basil Joseph	**612-758-9141**	bjoseph@vanclemens.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli, LLP

(Name – if individual, state last, first, and middle name)

150 South 5th St Ste 2000	**Minneapolis**	MN 55402
(Address)	(City)	(State) (Zip Code)

344

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Basil Joseph _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Clemens & Co., Inc. _____, as of 12/31 _____, 2 22 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANGELA K. KROLL
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Signature: _____

Title: CCO/CFO

Angela K Kroll 3/2/2023
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WIPFLI

Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Atlanta, Georgia
March 2, 2023

Van Clemens & Co., Inc.'s Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2022 without exception.

Van Clemens & Co., Inc.

I, Basil Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: CFO/COO

March 2, 2023

1

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)
Minneapolis, Minnesota

Financial Statements and Supplemental Information
Years Ended December 31, 2022 and 2021



Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2022 and 2021, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Van Clemens & Co., Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co., Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co., Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Van Clemens & Co., Inc.'s auditor since 2010.

Atlanta, Georgia
March 2, 2023

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Balance Sheets
December 31, 2022 and 2021

Assets	2022	2021
Cash	$ 6,154	$ 297,429
Deposit with clearing organization	21,264	21,212
Securities owned, at market	470,285	557,232
Receivable from clearing organization	119,944	136,946
Receivable from related parties	16,000	-
Capital contribution receivable	51,011	-
Right of use asset	54,335	90,127
Prepaid expenses and other	39,377	39,740
TOTAL ASSETS	**$ 778,370**	**$ 1,142,686**

Liabilities and Stockholder's Equity

	2022	2021
Liabilities:		
Accrued commissions and bonus	$ 117,231	$ 104,897
Lease liability	74,514	92,979
Other accrued liabilities	-	121,792
Total liabilities	191,745	319,668
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares	6,300	6,300
Additional paid-in capital	381,916	221,916
Retained earnings	198,409	594,802
Total stockholder's equity	586,625	823,018
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 778,370	$ 1,142,686

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Statements of Income
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue:		
Commissions	$ 1,884,275	$ 2,496,692
Firm trading gains (losses)	(82,968)	31,263
Paycheck protection program loan forgiveness	-	156,032
Interest income and other	28,199	14,624
Total revenue	1,829,506	2,698,611
Expenses:		
Commissions and compensation	1,687,348	1,979,857
Clearing fees	231,397	275,863
Communications	89,950	81,885
Occupancy	98,964	86,315
Regulatory and professional fees	98,270	61,350
Other	19,970	8,174
Total operating expenses	2,225,899	2,493,444
Net income (loss)	$ (396,393)	$ 205,167

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Statements of Stockholder's Equity
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2021	6,300	221,916	421,728	649,944
Distributions to stockholder	-	-	(32,093)	(32,093)
Net income	-	-	205,167	205,167
Balances at December 31, 2021	6,300	221,916	594,802	823,018
Injection of capital	-	160,000	-	160,000
Net loss	-	-	(396,393)	(396,393)
Balances at December 31, 2022	$ 6,300	$ 381,916	$ 198,409	$ 586,625

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

	2022	2021
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ (396,393)	$ 205,167
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Noncash lease expense	35,792	41,333
Gain on forgivenss of paycheck protection program loan	-	(156,032)
Changes in operating assets and liabilities:		
Deposit with clearing organization	(52)	-
Securities owned, at market	86,947	11,790
Receivable from clearing organization	17,002	97,129
Receivable from related parties	(16,000)	-
Prepaid expenses and other	363	(1,076)
Accrued commissions and bonus	12,334	(59,865)
Lease liability	(18,465)	(45,539)
Other accrued liabilities	(121,792)	100,124
Total adjustments	(3,871)	(12,136)
Net cash provided by (used in) operating activities	(400,264)	193,031
Cash flows from financing activities:		
Injection of capital, net of change in capital contribution receivable	108,989	-
Distributions	-	(32,093)
Net cash provided by (used in) operating activities	108,989	(32,093)
Net change in cash	(291,275)	160,938
Cash at beginning of year	297,429	136,491
Cash at end of year	$ 6,154	$ 297,429
Noncash activities:		
Additions to ROU asset obtained from:		
Operating lease liability	$ -	$ 79,203
Capital contribution receivable	$ 51,011	$ -

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Van Clemens Financial (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities. Market value for equity securities is generally based on listed market prices and classified as Level 1 of the fair value hierarchy. Warrants and stock owned in companies not publicly traded are carried at estimated fair value but generally do not have a readily available market and are classified as Level 3 of the fair value hierarchy. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and unadjusted third-party transactions. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act created and funded the Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide the loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. The Company applied for and received a PPP loan in the amount of $156,032 that was fully forgiven by the SBA on July 20, 2021, based on satisfying the terms and conditions of the program and is recognized as revenue in the 2021 statement of income.

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2021, 2020, and 2019 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2022.

Reclassification

Certain prior year amounts have been reclassified for consistency with current-year presentation regarding the presentation of leases in the statement of cash flows.

Subsequent Events

Subsequent events have been evaluated through March 2, 2023, which is the date the financial statements were available to be issued.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 2: Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 3: Receivables From Related Parties

Capital contribution receivable of $51,011, relates to capital approved by the Board of Directors, which remains receivable as of December 31, 2022. It was received in January 2023.

As of December 31, 2022, the Company had $16,000 in receivables from companies that are related through common ownership of the Parent.

Note 4: Operating Lease

The Company enters into leases in the normal course of business. The operating lease right of use asset (ROU) represents the right to use an underlying asset during the lease term, while the operating lease liability represents the obligation to make lease payments arising from the lease. The ROU asset and liability are recognized at lease commencement based on the present value of the remaining lease payments considering a discount rate that represents the Company's incremental borrowing rate (5.5%). Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy on the statements of income.

The Company leases office space under a non-cancelable operating lease agreement with a remaining term of 17 months. The lease term, which commenced in 2019, was modified in 2021 to extend the life of the lease. Total lease expense recognized was $98,698 in 2022 and $86,315 in 2021. Future undiscounted lease payments as of December 31, 2022, are as follows:

2023	$	54,483
2024		23,166
Total undiscounted lease payments		77,649
Less: imputed interest		(3,135)
Total lease liabilities	$	74,514

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 5: 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $46,359 and $145,557 for the years ended December 31, 2022, and 2021, respectively.

Note 6: Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Contingencies

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 7: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $165,344 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022, was 0.83 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 8: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 9: Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security or the most recent offering price.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | Assets Measured at Fair Value | Recurring Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2022				
Assets - Securities owned	$ 470,285	$ 195,147	$ -	$ 275,138
2021				
Assets - Securities owned	$ 557,232	$ 282,094	$ -	$ 275,138

The Company owned stock in an unrelated company that was not publicly traded with an estimated fair value of $275,138 as of December 31, 2022 and 2021. The stock has been valued using unadjusted third-party transaction values. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2022 and 2021. Estimated fair values may differ from values that would have been used if a ready market existed for these investments, and the differences could be material.

Supplemental Information

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2022

Net capital:		
Total stockholder's equity	$	586,625
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers or dealers		3,264
Receivables from related parties		16,000
Capital contribution receivable		51,011
Securities not readily convertible to cash		275,138
Prepaid expenses and other assets		39,377
Total nonallowable assets		384,790
Net capital before haircuts on securities positions		201,835
Haircuts on securities		(29,272)
Undue concentration		(7,219)
Total haircuts on securities		(36,491)
Net capital	$	165,344
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	191,745
Less: lease liability to the extent of Right of use asset		(54,335)
Total aggregate indebtedness	$	137,410
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	9,165
Minimum dollar requirement		100,000
Net capital requirement	$	100,000
Excess net capital	$	65,344
Ratio: Aggregate indebtedness to net capital		0.83 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2022, Part IIA FOCUS filed in February 2023.